Domenico Scala Chief Financial Officer	Syngenta International AG Finance P.O. Box CH-4002 Basel Switzerland www.syngenta.com	Tel: +41-61 323 73 90 Fax: +41-61 323 85 98 domenico.scala@syngenta.com

VIA EDGAR SUBMISSION AND COURIER

Ms. Linda Cvrkel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
USA - Washington, D.C. 20549-7010

Basel, June 28, 2007

Re:	Syngenta AG
Form 20-F for the year ended December 31, 2006 Filed March 7, 2007 File No. 001--15152

Dear Ms. Cvrkel:

This letter is in response to a comment of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated May 31, 2007 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 20-F of Syngenta AG (“Syngenta” or the “Company”) filed March 7, 2007 (the “Annual Report”).  As discussed by telephone with Ms. Clark on Tuesday, June 19, 2007, the prior correspondence was sent via facsimile to an employee in the EDGAR department of our counsel, Davis Polk & Wardwell; for future correspondence, please send it instead to +41-61 323 85 98 (to my attention) and 212-450-3111 (to the attention of Michael Kaplan, Davis Polk & Wardwell).

Set forth below is a response to the Staff’s comment, as set forth in the Comment Letter.

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Form 20-F for the Fiscal Year Ended December 31, 2006

Item 5. Operating and Financial Review and Prospects, page 32
Results of Operations, page 35
- Crop Protection Operating Income, page 29

Form 20-F for the year ended December 31, 2006 Filed March 7, 2007 File No. 001--15152	Date: Basel, June 28, 2007 Page: 2/4

- Seeds Operating Income, page 40
- Reconciliation of Net Income excluding Restructuring and Impairment (non-GAAP measure) to net income (GAAP measure), page 61

1.
We note your response to prior comment number one; however, we do not consider your proposed presentation and disclosures to be provided in future filings adequate. For each of the non-GAAP financial measures used by management (i.e. operating income before restructuring, impairment and disc ops; income before taxes before restructuring, impairment and disc ops; income tax expense before restructuring, impairment and disc ops; and net income before restructuring, impairment and disc ops), you are required to disclose why management believes each of such non-GAAP financial measures is useful for an investor to evaluate your business. In this regard, tell us and revise future filings to include the reasons why management believes the presentation of each of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. Your revised disclosure should address the bullet points provided in Question 8 of the Division of Corporation Finance’s FAQs Regarding Use of Non-GAAP Financial Measures.

Syngenta agrees to revise future filings to include reasons why management believes that each of the non-GAAP financial measures provides useful information to investors. The reasons for each measure are set out below and Syngenta proposes to include this text in future filings where these non-GAAP measures are presented.

Syngenta has been engaged in significant restructuring activities, including the integration of business combinations, since the formation of the company in November 2000. In the period following the formation of the company, restructuring programs were initiated to integrate and extract synergies from the now combined operations of the Zeneca agrochemicals business and the Novartis agribusiness. Subsequently, further restructuring programs have been initiated in response to low underlying growth in Crop Protection markets. The incidence of restructuring charges is periodic and volatile, reflecting the timing of irrevocable commitments related to specific sites and operations. Therefore the impact on reported performance varies from period to period and there is limited continuity in the specific composition or size of such charges. Internal financial reporting and management and employee incentive plans are substantially based on financial measures excluding the charges for restructuring and impairment so that management is incentivised to deliver the benefits of the associated restructuring and not to achieve short term financial targets by deferring implementation of restructuring plans. Restructuring programs typically deliver benefits with a payback over several years, similar to capital investments, and control over restructuring expenditure is performed on a similar project basis to that applied with capital investments.

Syngenta presents non-GAAP measures on operating income before restructuring and impairment at both the segmental and group levels. Restructuring and impairment charges have had a material effect on operating income in the period covered by the review. The incidence of such charges is periodic and the effect on reported performance varies from period

Form 20-F for the year ended December 31, 2006 Filed March 7, 2007 File No. 001--15152	Date: Basel, June 28, 2007 Page: 3/4

to period, with limited continuity on the specific composition or size of such charges. In the opinion of management, reporting operating performance excluding restructuring and impairment in addition to the GAAP measures provides a more thorough understanding of business performance. Together with disclosure of the material elements within restructuring and impairment and of the overall anticipated size and timeframe of restructuring programs, these measures may assist investors in forecasting future operating performance. Syngenta uses measures of operating performance excluding restructuring and impairment in internal reporting to management and the board of directors and these measures are used in the incentive plans for Syngenta management and other employees. Restructuring and impairment charges have been incurred in all the periods covered by the review and are expected to continue to arise and have a material effect on operating performance in future periods, so non-GAAP measures of operating income before restructuring and impairment do not present a complete picture of operating performance and these measures should be seen only as supplementary to the GAAP measure.

Syngenta presents non-GAAP information on income before taxes excluding restructuring and impairment together with income tax expense before restructuring and impairment to assist the investor to calculate the group tax rate both including and excluding the impact of restructuring and impairment charges. The tax rate on restructuring and impairment charges has been volatile and different from the tax rate on income before taxes excluding restructuring and impairment, due in part to many categories of restructure or impairment charges not being deductible for tax purposes. Measures of income before taxes excluding restructuring and impairment and income tax expense excluding restructuring and impairment are used in internal reporting to management and the board of directors. Restructuring and impairment charges have been incurred in all the periods covered by the review and are expected to continue to arise and have a material effect on operating performance in future periods, so non-GAAP measures of income before taxes excluding restructuring and impairment and income tax expense before restructuring and impairment do not present a complete picture of financial performance and these measures should be seen only as supplementary to the GAAP measure.

Syngenta presents non-GAAP information on net income before restructuring and impairment. As above, restructuring and impairment charges have had a material effect on operating income in the period covered by the review. In the opinion of management, reporting net income excluding restructuring and impairment in addition to the GAAP measures provides a more thorough understanding of business performance. Together with disclosure of the material elements within restructuring and impairment and of the overall anticipated size and timeframe of restructuring programs, this disclosure may assist investors in forecasting future performance. Syngenta uses net income excluding restructuring and impairment in internal reporting to management and the board of directors and the measure is used in the incentive plans for Syngenta management and other employees. Restructuring and impairment charges have been incurred in all the periods covered by the review and are expected to continue to arise and have a material effect on financial performance in future periods, so the non-GAAP measure of net income before restructuring and impairment does not present a complete

Form 20-F for the year ended December 31, 2006 Filed March 7, 2007 File No. 001--15152	Date: Basel, June 28, 2007 Page: 4/4

picture of financial performance and this measure should be seen only as supplementary to the GAAP measure.

In future filings, Syngenta will focus on presenting net income from continuing operations in its analysis of results of operations, which is a recognized IFRS measure, as shown on the face of the illustrative income statement in IFRS 5 Implementation Guidance Example 11 as “profit for the period from continuing operations”. In view of this, Syngenta will describe the above measures as “before restructuring and impairment” rather than “before restructuring, impairment and discontinued operations”.

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The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me (+41-61-323-7390), John Ramsay, Group Financial Controller (+41-61-323-5362), or James Halliwell, Head of Reporting (+41-61-323-7074), with any questions you may have with respect to the foregoing.  Alternatively, during non-Swiss business hours, please feel free to contact Michael Kaplan (212-450-4111) or Jeffrey Pohlman (212-450-4078) of Davis Polk & Wardwell, Syngenta’s counsel, with respect to this letter.

Very truly yours,

/s/ Domenico Scala

Domenico Scala
Chief Financial Officer

cc:	Michael Pragnell
John Ramsay
James Halliwell
Syngenta AG

Michael Kaplan
Jeffrey Pohlman
Davis Polk & Wardwell

Eric Ohlund
Ernst & Young AG